                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                                  TEXOIL, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                  882 906 209
                                 (CUSIP NUMBER)

                                ROBERT L. ZORICH
                             ENCAP INVESTMENTS L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JULY 16, 1998
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.882906209                                     SCHEDULE 13D


(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            ENCAP INVESTMENTS L.C.

-------------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                       (a)   [ ]
                                                                                                                (b)   [ ]
-------------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                                  OO (SEE ITEM 3)

-------------------------------------------------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                             [ ]

-------------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization          ENCAP INVESTMENTS L.C. IS A LIMITED
                                                    LIABILITY COMPANY ORGANIZED UNDER THE
                                                    LAWS OF THE STATE OF TEXAS

-------------------------------------------------------------------------------------------------------------------------

     Number of                    (7)     Sole Voting Power                                                             0
     Shares Bene-                 ---------------------------------------------------------------------------------------
     ficially
     Owned by                     (8)     Shared Voting Power                                                  2,567,225(1)
     Each                         --------------------------------------------------------------------------------------
     Reporting
     Person With                  (9)     Sole Dispositive Power                                                        0
                                  ---------------------------------------------------------------------------------------

                                  (10)    Shared Dispositive Power                                             2,567,225(1)
------------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                             2,567,225(2)

-------------------------------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                           [ ](2)

-------------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                                                            6.9%(3)

-------------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                      OO

-------------------------------------------------------------------------------------------------------------------------

         (1) Voting and dispositive power is shared among Energy PLC and EnCap Investments, and EnCap LP and EnCap Investments respectively (defined in Item 2.)

         (2) EnCap Investments disclaims any beneficial ownership of EnCap LP's or Energy PLC's (defined in Item 2) shares.

         (3) Based on 36,707,618 shares issued and outstanding as of May 8, 1998 as reported in the Form 10-QSB of the Issuer for the quarter ended March 31, 1998.

CUSIP NO.882906209
                                                       SCHEDULE 13D


(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

            ENCAP EQUITY 1996 LIMITED PARTNERSHIP

-------------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                       (a)   [ ]
                                                                                                                (b)   [ ]
-------------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

-------------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                                  OO (SEE ITEM 3)

-------------------------------------------------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                             [ ]

-------------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization          ENCAP EQUITY 1996 LIMITED PARTNERSHIP IS
                                                    A LIMITED PARTNERSHIP ORGANIZED UNDER THE
                                                    LAWS OF THE STATE OF TEXAS

-------------------------------------------------------------------------------------------------------------------------

     Number of                    (7)     Sole Voting Power                                                             0
     Shares Bene-                 ---------------------------------------------------------------------------------------
     ficially
     Owned by                     (8)     Shared Voting Power                                                  1,925,419(1)
     Each                         --------------------------------------------------------------------------------------
     Reporting
     Person With                  (9)     Sole Dispositive Power                                                        0
                                  ---------------------------------------------------------------------------------------

                                  (10)    Shared Dispositive Power                                             1,925,419(1)
------------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                                               1,925,419(2)
------------------------------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                           [ ](2)

-------------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)
                                                                                                                    5.2%(3)
------------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                      PN

-------------------------------------------------------------------------------------------------------------------------

         (1) Voting and dispositive power is shared among EnCap LP and EnCap Investments (defined in Item 2.)

         (2) EnCap LP disclaims any beneficial ownership of EnCap Investments' (defined in Item 2) shares and only claims beneficial ownership of the above-mentioned 1,925,419 shares. Please see Item 5.

         (3) Based on 36,707,618 shares issued and outstanding as of May 8, 1998 as reported in the Form 10-QSB of the Issuer for the fiscal year ended March 31, 1998.





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
ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Texoil, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 110 Cypress Station Drive, Suite 220, Houston, Texas 77090.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) - (c)

      EnCap Equity 1996 Limited Partnership ("EnCap LP"), is a limited partnership organized and existing under the laws of the State of Texas. EnCap LP's principal business address and office is located at 1100 Louisiana, Suite 3150, Houston, Texas 77002. The principal business of EnCap LP is making oil and gas related investments.

      EnCap Investments L.C. ("EnCap Investments"), is a limited liability company organized under the laws of the State of Texas. EnCap Investments is the general partner of EnCap LP. EnCap Investments also serves as an investment advisor to Energy Capital Investment Company PLC ("Energy PLC"), a company organized and existing under the laws of England, under an Investment Advisory Agreement dated as of February 4, 1994. EnCap Investments' principal business address and office is located at 1100 Louisiana, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments is to act as a financial consultant, investment advisor and/or finder for its clients with respect to financial and investment transactions in the oil and gas industry.

      The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of the directors of EnCap Investments (which is the general partner of EnCap LP), are set forth below:



                                                                            Name, Principal Business Address
                                                                           of Organization in which Principal
           Name and             Capacity in Which         Principal                    Occupation
       Business Address               Serves             Occupation                   is Conducted
       ----------------         -----------------        ----------        ----------------------------------
 Gary R. Petersen               Managing Director    Managing Director          EnCap Investments L.C.
 1100 Louisiana                 EnCap Investments     EnCap Investments        1100 Louisiana, Suite 3150
 Suite 3150                            L.C.                 L.C.                   Houston, TX 77002
 Houston, TX 77002

 D. Martin Phillips             Managing Director     Managing Director          EnCap Investments L.C.
 1100 Louisiana                 EnCap Investments     EnCap Investments        1100 Louisiana, Suite 3150
 Suite 3150                            L.C.                 L.C.                   Houston, TX 77002
 Houston, TX 77002

 Robert L. Zorich               Managing Director     Managing Director          EnCap Investments L.C.
 1100 Louisiana                 EnCap Investments     EnCap Investments        1100 Louisiana, Suite 3150
 Suite 3150                            L.C.                 L.C.                   Houston, TX 77002
 Houston, TX 77002





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
                                                                            Name, Principal Business Address
                                                                           of Organization in which Principal
           Name and             Capacity in Which         Principal                    Occupation
       Business Address               Serves             Occupation                   is Conducted
       ----------------         -----------------        ----------         ---------------------------------
 Eugene C. Fiedorek             Managing Director         Managing               EnCap Investments L.C.
 3811 Turtle Creek Blvd.        EnCap Investments         Director              3811 Turtle Creek Blvd.,
 Suite 1080                            L.C.                 EnCap                      Suite 1080
 Dallas, TX 75219                                     Investments L.C.            Dallas, Texas  75219

 David B. Miller                Managing Director     Managing Director          EnCap Investments L.C.
 3811 Turtle Creek Blvd.        EnCap Investments     EnCap Investments         3811 Turtle Creek Blvd.,
 Suite 1080                            L.C.                 L.C.                       Suite 1080
 Dallas, TX 75219                                                                 Dallas, Texas  75219

      (d) None of EnCap LP, EnCap Investments or any of the individuals identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of EnCap LP, EnCap Investments or any of the individuals identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the individuals identified in this Item 2 is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Cliffwood Energy Company, a California corporation, EnCap LP and Energy PLC entered into an Agreement of Limited Partnership dated September 27, 1996, establishing Cliffwood Acquisition - 1996 Limited Partnership ("CLIFFWOOD LP"). On May 4, 1998, the Issuer, Cliffwood Oil & Gas Corp., a Texas corporation and the new general partner of Cliffwood LP replacing Cliffwood Energy Company ("GENERAL PARTNER"), EnCap LP and Energy PLC entered into the Acquisition and Distribution Agreement (the "A & D AGREEMENT").

      Under the terms of the A & D Agreement, (i) Cliffwood LP distributed to the General Partner its interest in Cliffwood LP's oil and gas properties and related assets and (ii) Cliffwood LP sold to the Issuer the remaining portion of Cliffwood LP's interest in such oil and gas properties. In consideration of the sale of such oil and gas properties by Cliffwood LP to the Issuer, the Issuer paid to Cliffwood LP $4,465,000 and agreed to issue post-closing 898,000 shares of Common Stock (the "Purchase Shares") to Cliffwood LP. The A & D Agreement also provided for the post-closing exchange by EnCap LP and Energy PLC, on the one hand, and the Issuer, on the other hand, of (a) warrants owned by EnCap LP and Energy PLC entitling them to purchase 225,000 and 75,000 shares, respectively, of common stock of the General Partner, for (b) an aggregate of 1,669,225 additional shares (the "EXCHANGE SHARES") of Common Stock of the Issuer.

      Under the terms of the May 1998 Agreement in Respect of Agreement of Limited Partnership (the "MAY 1998 AGREEMENT"), dated May 4, 1998 between the General Partner, EnCap LP and Energy PLC, the parties agreed to the manner of distribution to the limited partners of the cash and Purchase Shares held or to be received by Cliffwood LP as a result of sale described above.

      On July 16, 1998, the Issuer delivered (i) 673,500 shares of the Purchase Shares and 1,251,919 shares of the Exchange Shares to EnCap LP and (ii) 224,500 shares of the Purchase Shares and 417,306 shares of the Exchange Shares to Energy PLC.

ITEM 4.     PURPOSE OF TRANSACTION.

      EnCap LP and EnCap Investments acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions and other factors that each may deem significant to investment decisions, EnCap LP may directly and EnCap Investments may indirectly purchase additional shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that either of them may hereafter acquire.

      The reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) EnCap LP. EnCap LP is the beneficial owner of 1,925,419 shares of Common Stock. Based on the 36,707,618 shares of Common Stock outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended March 31, 1998, EnCap LP is the beneficial owner of approximately 5.2% of the outstanding shares of Common Stock.

            EnCap Investments. EnCap Investments, as the sole general partner of EnCap LP and as an investment advisor of Energy PLC, is the beneficial owner of 2,567,225 shares of Common Stock. Based on the 36,707,618 shares of Common Stock outstanding, as reported in the Issuer's Form 10-QSB for the quarter ended March 31, 1998, EnCap Investments is the beneficial owner of approximately 6.9% of the outstanding shares of Common Stock.

            Executive Officers and Directors. None of the directors of EnCap Investments named in Item 2 is the beneficial owner of any shares of Common Stock.

      (b) EnCap LP. Through its general partner, EnCap LP shares the power to vote or direct the vote and to dispose or direct the disposition of 1,925,419 shares of Common Stock with EnCap Investments, its general partner.

            EnCap Investments. EnCap Investments shares the power to vote and direct the vote or to dispose or direct the disposition of 2,567,225 shares of Common Stock with each of Energy PLC by virtue of the Investment Agreement (as defined in Item 6) and EnCap LP as its general partner. EnCap Investments disclaims beneficial ownership of any shares of Common Stock owned by either EnCap LP or Energy PLC.

            Executive Officers and Directors. No managing director of EnCap Investments has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

      (c) Except as otherwise described herein or in any Exhibit filed herewith, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock during the past 60 days.

      (d) No person other than Energy PLC, EnCap LP and EnCap Investments has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

      (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Except as set forth in Items 5 and 6 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by EnCap LP and EnCap Investments.

      Energy PLC, EnCap LP and the Issuer entered into a Registration Rights Agreement dated May 4, 1998 (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to file no later than 30 days after the issuance of the Purchase Shares and the Exchange Shares with the Securities and Exchange Commission a shelf registration statement covering the Purchase Shares and the Exchange Shares (the "Registrable Securities"). The Issuer further agreed to keep such registration statement effective until EnCap LP and Energy PLC have disposed of all of the Registrable Securities in the manner described in the Registration Rights Agreement. In connection with the disposition of the Registrable Securities under the Registration Rights Agreement, EnCap LP and Energy PLC agreed that, as of each date specified below, the percentage amount of the Registrable Securities disposed of by them will not exceed the percentage amount set forth opposite such date:

            June 30, 1998                20%
            September 30, 1998           40%

            December 31, 1998            60%
            March 31, 1999               80%
            June 30, 1999               100%

       EnCap Investments, as the general partner of EnCap LP, is a party to the Agreement of Limited Partnership of EnCap LP, and is a party to that certain Investment Advisory Agreement dated February 4, 1994 between EnCap Investments and Energy PLC (the "Investment Agreement") whereby EnCap Investments acts as an investment advisor to Energy PLC.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1    -   Joint Filing Agreement dated July 16, 1998 between EnCap LP and EnCap Investments.

Exhibit 4.6  -   Investment Advisory Agreement dated February 4, 1994.

Exhibit 4.7  -   Acquisition and Distribution Agreement dated May 4, 1998,
                 between Texoil, Inc., Cliffwood Oil & Gas Corp. and Cliffwood
                 Acquisition - 1996 Limited Partnership.

Exhibit 4.8  -   Registration Rights Agreement dated May 4, 1998, between
                 Texoil, Inc., Energy Capital Investment Company PLC and EnCap
                 Equity 1996 Limited Partnership.

Exhibit 4.9  -   May 1998 Agreement in Respect of Agreement of Limited
                 Partnership dated May 4, 1998, between Cliffwood Oil & Gas
                 Corp., Energy Capital Investment Company PLC and EnCap Equity
                 1996 Limited Partnership.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 24, 1998                ENCAP EQUITY 1996 LIMITED PARTNERSHIP

                                    By: EnCap Investments L.C., General Partner



                                    /s/ ROBERT L. ZORICH
                                    ------------------------------------------
                                    Robert L. Zorich
                                    Managing Director



Date:  July 24, 1998                ENCAP INVESTMENTS L.C.



                                    /s/ ROBERT L. ZORICH
                                    ------------------------------------------
                                    Robert L. Zorich
                                    Managing Director

                                 EXHIBIT INDEX


EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------
Exhibit 1        -           Joint Filing Agreement dated July 16, 1998 between EnCap LP and EnCap Investments.

Exhibit 4.6      -           Investment Advisory Agreement dated February 4, 1994.

Exhibit 4.7      -           Acquisition and Distribution Agreement dated May 4, 1998, between  Texoil, Inc., Cliffwood
                             Oil & Gas Corp. and Cliffwood Acquisition-1996 Limited Partnership.

Exhibit 4.8      -           Registration Rights Agreement dated May 4, 1998, between Texoil, Inc., Energy Capital
                             Investment Company PLC and EnCap Equity 1996 Limited Partnership.

Exhibit 4.9      -           May 1998 Agreement in Respect of Agreement of Limited Partnership dated May 4, 1998, between Cliffwood Oil & Gas Corp., Energy Capital Investment Company PLC and EnCap Equity
                             1996 Limited Partnership.